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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Under the Securities Exchange Act of 1934


Environmental Safeguards, Inc.
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(Name Of Issuer)

Common Stock
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(Title of Class of Securities)

294069307
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CUSIP Number)

Jim Pursell, Environmental Safeguards, Inc., 2600 Loop West, Suite 445, Houston Texas 77045; (713) 641-0756
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(Name, Address and telephone Number of Persons Authorized to Receive Notices and Communications)


February 11, 1997
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the Following Box if a fee is being paid with the statement [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).PAGE
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SCHEDULE 13D

CUSIP NO. 294069307

1.  Name of Reporting Person:  Kelly Trimble

    S.S. or I.R.S. Identification No. of Above Person:  ###-##-####

2.  Check the Appropriate Box if a Member of a Group:  NA

3.  SEC Use Only

4.  Source of Funds:  PF

5. Check Box if Disclosure of Legal Proceedings is required pursuant to items 2(d) or 2(e): NA

6.  Citizenship or Place of Organization:  United States

7.  Sole Voting Power:  Yes

8.  Shared Voting Power:  No

9.  Sole Dispositive Power:  Yes

10. Shared Dispositive Power:  No

11. Aggregate Amount Beneficially owned by Each Reporting Person: 474,000

12. Check Box if the Aggregate Amount in Box (11) Excludes Certain Shares:  NA

13. Percent of Class Represented by Amount in Row (11): At February 11, 1997, the 474,000 shares would represent 6.92%

14. Type of Reporting Person:  IN
PAGE
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Item 1.  Security and Issuer:

     This statement relates to shares of Common Stock of Environmental Safeguards, Inc. (the "Issuer") whose address is 2600 Loop West, Suite 445, Houston, Texas 77045.

Item 2.  Identity and Background:
     (a)  The individual filing this statement is Kelly Trimble;

     (b) Mr. Trimble business address is 175 South Main, Suite 1430, Salt Lake City, Utah 84111;

     (c) Mr. Trimble is self employed principally involved in managing his own investments;

     (d)  Mr. Trimble has not been convicted in a criminal proceeding;

     (e) Mr. Trimble has not been a party to a civil proceeding of a judicial or administrative body within the last five years; and

     (f)  Mr. Trimble is a citizen of the United States.

Item 3.  Source and Amount of Funds or other Consideration:

     All funds used in the purchase of the shares of common stock of the Issuer were personal funds of Mr. Trimble or from his family trust or partnerships. Mr. Trimble has made numerous purchase and sales of the Issuer's common stock, and accordingly, it is difficult to say the dollar amount expanded on the shares currently held; however, Mr. Trimble estimates that approximately $214,000 was expended on the purchase of the shares of common stock.

Item 4.  Purpose of Transaction:

     The securities were purchased for investment purposes only. Mr. Trimble may acquire additional securities of the Issuer if he feels they are a good investment at the time or may sell his securities in the Issuer if he feels the sale is a good investment decision. Mr. Trimble has no plans in regards to the Issuer or its securities other than as an investment.

Item 5.  Interest in Securities of the Issuer.

     (a) As of February 11, 1997, Mr. Trimble owned 474,000 shares of the Issuer representing 6.92% of the Issuer's outstanding common stock at that date. As of May 19, 1997, Mr. Trimble's holdings of the Issuer had decreased to 453,750 shares of common stock representing 4.89% of the Issuer's common stock outstanding at such date. Mr. Trimble owns all of his shares outright although some are in trust or family corporation for estate planning purposes.

     (b)  Mr. Trimble has sole power to vote all of his shares.

     (c) During the past 60 days, Mr. Trimble has sold 16,000 shares for aggregate proceeds of $45,630 in five (5) separate market transactions consisting of two sales on April 4, 1997, each for 2,000 shares at a per share price of $2.875 and $2.50; a sale on April 7, 1997, of 2,000 shares at a per share price of $2.625; a sale on April 11, 1997, of 5,000 shares at a per share price of 3.00 and a sale on April 24, 1997, of 5,000 shares at a per share price of $3.310.
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     (d)  Mr. Trimble has the sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer's shares of common stock held by Mr. Trimble.

     (e) Mr. Trimble ceased to be a five percent shareholder of the Issuer on
April 11, 1997.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Trimble is not currently a party to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.  Materials to be filed as Exhibits.

     NA

Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 22, 1997

/S/ Kelly Trimble
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Signature/Title